July 28, 2015

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	Eiko Yaoita Pyles
Melissa Kindelan
Mark Shuman
Craig D. Wilson

Re:	Rackspace Hosting, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 001-34143

Ladies and Gentlemen:
We are submitting this letter on behalf of Rackspace Hosting, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 30, 2015 (the “Staff Letter”) relating to the Company’s Annual Report on Form 10-K (File No. 001-34143) (the “10-K”).

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company's response.

Form 10-K for the Fiscal Year Ended December 31, 2014

Notes to the Consolidated Financial Statements

Note 1. Company Overview, Basis of Presentation, and Summary of Significant Accounting Policies

Revenue and Deferred Revenue, page 64

1.
You disclose that customers using dedicated cloud services typically pay a monthly recurring charge and your public cloud services are offered on a pay-as-you-go basis that are billed according to usage. Further, you disclose on page 35 that more customers are consuming both dedicated computing and public cloud computing in data centers in ways that are increasingly seamless and difficult to separate in a meaningful way. As it appears you enter into multiple element arrangements that include dedicated and public cloud computing services, which have different terms, please tell us how you account for such arrangements under ASC 605-25. Also tell us your consideration of expanding your disclosures in future filings to incorporate this policy.

Historically, our customers consumed either dedicated cloud or public cloud. Very few customers consumed both categories of hosting services because there were significant technological hurdles to operating and managing different computing environments and limitations on the capabilities of the public cloud. Over time as the capabilities of the public cloud advanced, customers found that some workloads such as modern databases perform better on dedicated cloud, while others such as ecommerce websites that experience sharp spikes in traffic perform better on public cloud. There are also financial considerations. As noted in the Staff’s question, our pricing model for dedicated cloud resources is a monthly recurring charge based on the fixed computing capacity reserved and provided to the customer. On the other hand, public cloud resources are priced based upon a usage model in which computing capacity is provided on demand and customers are billed only for the computing capacity they consume. As a result, workloads that consume relatively predictable computing capacity are more economical to run in dedicated cloud while workloads that consume variable computing capacity are more economical to run in the public cloud.

More recently, as infrastructure technology and the associated workloads have advanced, we are developing technologies we call hybrid cloud that allow customers to consume both dedicated cloud and public cloud in a more seamless way to take advantage of the specific and unique benefits of each cloud computing form factor. For example, through a technology we call RackConnect, a customer’s dedicated cloud and public cloud resources are connected in an integrated scalable solution. This gives customers more flexibility to utilize different form factors to optimize both performance and cost based upon the requirements of the particular workload. In addition to the advancement of Hybrid technologies, new product offerings are blurring the lines between dedicated cloud and public cloud. For example, our OnMetal servers offering launched in 2014, operate as single-tenant servers, but are API accessible, so that they combine the high and predictable performance of single-tenant dedicated cloud and the elasticity and scalability of multi-tenant public cloud. The advantage of hybrid cloud is to allow customers flexibility to operate and manage multiple clouds each built on different form factors or to link two cloud environments designed to optimize performance and cost for specific applications. As such, both the advancement of hybrid technologies and the development of new service offerings are making the distinction between dedicated cloud and public cloud less clear-cut and meaningful to customers and the market. What this means for our business is that our focus shifts from organizing our offerings around the different cloud computing form factors to solutions for specific workloads such as ecommerce, web content management, data services and office collaboration. These are the reasons we stated that it is increasingly difficult and less relevant to separate (categorize) revenue as dedicated cloud or public cloud in a meaningful way.
Due to the different pricing and consumption models of dedicated cloud and public cloud, we have different contract structures for each service.  Dedicated cloud contracts generally are non-cancelable negotiated agreements that have a term of 12-36 months and provide for a monthly recurring charge based on the committed computing capacity. The customer pays for the committed capacity regardless of usage because the computing resources are always available to them. Public cloud contracts are initiated online, are not subject to a significant negotiation, can be canceled at any time without penalty and provide for a usage charge for only the resources consumed. A substantial portion of our revenue is earned from customers who continue to contract only for one service and therefore these agreements are accounted for as standalone contracts according to the contractual terms. We believe this supports our conclusion that each service has standalone value to the customer.
Customers who use a combination of these services typically contract for them separately because of the different pricing models and because the service level agreements are different for each form factor. While the contracts are entered into separately, we evaluate whether the contracts should be linked in accordance with ASC 605-25-25-3, which makes a presumption that separate contracts entered into at or near the same time with the same entity should be evaluated as a single arrangement. We believe the software revenue guidance in ASC 985-605-55-4 provides relevant analogous guidance that should be considered when assessing whether multiple contracts should be accounted for as separate arrangements or accounted for as one multiple element arrangement. In particular, we believe that customers using our RackConnect solution are consuming services that are closely interrelated and interdependent in terms of design, technology and function. As such, we do have arrangements that need to be evaluated for multiple element accounting purposes.
For multiple element arrangements in which we sell both dedicated cloud and public cloud services in one contract, or in separate contracts that are linked for accounting purposes, we account for each service as a separate unit of accounting in accordance with ASC 605-25-25-5(a) because each has standalone value. In these arrangements, we note that the public cloud offering often is essentially a customer option to purchase an indeterminate number of deliverables at a fixed price-per-unit. This contractual element is evaluated pursuant to the multiple-element arrangements guidance to determine whether the right represents a significant and incremental discount to the customer, based on an analogy to the guidance on identifying elements of an arrangement as significant and incremental discounts in ASC 985-605-15-3(d). If the price-per-unit provides the customer with a significant and incremental discount, then the discount is evaluated as a separate element of the arrangement. We note to the Staff that our pricing for public cloud is within a narrow range and to the extent there are discounts on public cloud for linked contracts or single contracts containing both dedicated cloud and public cloud services, they are not incremental to the range of discounts typically given in comparable transactions (i.e. when public cloud is sold on a standalone basis) and are not significant to the arrangement as a whole. As such, we do not consider the discounts significant and incremental and therefore we use the stated contractual price for each service for revenue recognition purposes. We will expand our revenue recognition disclosures in future filings to include this policy as follows:
Revenue from services arrangements that allow for the use of dedicated services and resources over a contractually determined period of time are recognized as revenue ratably over the contract period beginning on the date the service is made available to customers. Revenue from services arrangements that are provided on a usage basis is recognized commensurate with the customer utilization of such resources.
Revenue recognition for multiple-element arrangements requires judgment to determine whether elements can be accounted for as separate units of accounting, and if so, the fair value for each of the elements using a hierarchy for allocating revenue to the elements: (i) vendor-specific objective evidence of fair value, (ii) third-party evidence, and (iii) best estimate of selling price. Revenue arrangements with multiple deliverables are divided into separate units of accounting when the delivered item(s) has value to the customer on a standalone basis which is normally the situation for our services contracts. In this circumstance, revenue is recognized for each unit of accounting based on its relative estimated selling price.  Estimated selling prices are management’s best estimates of the prices that we would charge our customers if we were to sell the standalone elements separately and include considerations of customer demand, prices charged by us and others for similar deliverables, and the cost of providing the service. When elements are delivered in different periods of time, revenue is recognized as each element is delivered.
Part III, Item 11. Executive Compensation

Changes for 2015, page 41

2.
We note that you calculate 2015 NEIP based on performance against net income before bonus goals. In a letter dated May 1, 2012, you stated that the reader of the financial statements is not able to calculate net income before bonus directly from your financial statements. You also stated that in 2012, you began utilizing NOPAT Before Bonus as the performance measure and will include the definition of NOPAT Before Bonus. We further note that you provided the definition of NOPAT on Form 10-K filed March 3, 2014, however, did not provide the definition of NOPAT in your recently filed 10-K. Please explain your considerations for this omission. See Item 402(b)(5) of Regulation S-K.

The performance metrics and targets for the Company’s NEIP are evaluated annually by the Compensation Committee for alignment with business strategy and are subject to change from year to year. Over the past several years, the Compensation Committee has used multiple performance metrics as the basis for the NEIP, including net income before bonus in 2011, net operating profit after tax (NOPAT) before bonus in 2012, and a revenue-based metric in 2013 and 2014. The Compensation Committee has determined that the 2015 NEIP will be based on performance against net income before bonus goals.
With respect to the Staff’s comment, NOPAT has not been a component of the performance measure used for the NEIP since 2012 and as such, we believe that disclosure of the definition of NOPAT in our 2014 Form 10-K filed on March 2, 2015 is not required under Item 402(b)(5) of Regulation S-K. We note, however, that NOPAT is a component of Return on Capital, a non-GAAP measure used regularly by the Company to evaluate overall company performance. For purposes of compliance with Regulation G, the calculation of NOPAT is disclosed in the reconciliation of Return on Capital within the “Supplemental Information” section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our 2014 Form 10-K.
The net income before bonus performance metric that will be used for determining payouts under the 2015 NEIP is calculated as net income without the inclusion of any impact of the non-equity incentive compensation and assumes a statutory tax rate. The reader of the financial statements is not able to calculate net income before bonus directly from our financial statements as we do not intend to separately disclose total non-equity incentive compensation for any period. As disclosed in our 2014 Proxy Statement filed on April 2, 2015, we believe that the NEIP goals for 2015 will be at least partially achieved, thus making at least a partial payout likely. In our 2015 Form 10-K and/or Proxy Statement, we will include the definition of net income before bonus together with our disclosure of actual achievement and payouts under the 2015 NEIP.
We will continue to evaluate our disclosure of the applicable performance metric(s) for the Company’s NEIP as approved by the Compensation Committee each year and revise as necessary to ensure compliance with Item 402(b)(5) of Regulation S-K.
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Acknowledgment and Adequacy of Disclosure

Rackspace acknowledges that:

•	Rackspace Hosting is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Rackspace Hosting may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding this letter to Karl Pichler, Chief Financial Officer and Treasurer, by telephone at 210.312.1177. Thank you for your assistance.

Sincerely,

/s/ Karl Pichler
Karl Pichler, Chief Financial Officer and Treasurer